UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841

NextEra Energy, Inc. Bargaining Unit Employee Retirement Savings Plan
(formerly FPL Group Bargaining Unit Employee Retirement Savings Plan)
(Full title of the plan)

NextEra Energy, Inc.
(formerly FPL Group, Inc.)
(Name of issuer of the securities held pursuant to the plan)

700 Universe Boulevard
Juno Beach, Florida 33408
(Address of principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefit Plans
   Administrative Committee
NextEra Energy, Inc. Bargaining Unit Employee Retirement Savings Plan
Juno Beach, Florida

We have audited the accompanying statements of net assets available for benefits of NextEra Energy, Inc. Bargaining Unit Employee Retirement Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

Crowe Horwath LLP

Columbus, Ohio
June 27, 2011

NEXTERA ENERGY, INC. BARGAINING UNIT EMPLOYEE RETIREMENT SAVINGS PLAN*
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2010
		Nonparticipant-Directed
	Participant- Directed	Allocated	Unallocated	Total
ASSETS
Participant-directed investments (see Note 5)	$549,943,161	$-	$-	$549,943,161
Nonparticipant-directed investments (Leveraged ESOP)	-	109,082,802	68,680,626	177,763,428
Total investments, at fair value	549,943,161	109,082,802	68,680,626	727,706,589
Notes receivable from participants	22,849,014	-	-	22,849,014
Accrued interest receivable	-	-	22	22
Total receivables	22,849,014	-	22	22,849,036

Total assets, reflecting interest in assets of Master Trust	572,792,175	109,082,802	68,680,648	750,555,625

LIABILITIES
Leveraged ESOP Note:
Current	-	-	4,519,292	4,519,292
Non-current	-	-	33,141,180	33,141,180
Interest payable - Leveraged ESOP	-	-	121,643	121,643
Total liabilities, reflecting interest in liabilities of Master Trust	-	-	37,782,115	37,782,115
Interest in net assets of Master Trust, reflecting all investments at fair value	572,792,175	109,082,802	30,898,533	712,773,510

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(3,455,616)	-	-	(3,455,616)
NET ASSETS AVAILABLE FOR BENEFITS	$569,336,559	$109,082,802	$30,898,533	$709,317,894

	December 31, 2009
		Nonparticipant-Directed
	Participant- Directed	Allocated	Unallocated	Total
ASSETS
Participant-directed investments (see Note 5)	$510,059,197	$-	$-	$510,059,197
Nonparticipant-directed investments (Leveraged ESOP)	-	110,543,745	84,455,834	194,999,579
Total investments, at fair value	510,059,197	110,543,745	84,455,834	705,058,776
Notes receivable from participants	21,386,704	-	-	21,386,704
Accrued interest receivable	-	-	27	27
Total receivables	21,386,704	-	27	21,386,731

Total assets, reflecting interest in assets of Master Trust	531,445,901	110,543,745	84,455,861	726,445,507

LIABILITIES
Leveraged ESOP Note:
Current	-	-	3,959,198	3,959,198
Non-current	-	-	40,008,899	40,008,899
Interest payable - Leveraged ESOP	-	-	142,017	142,017
Total liabilities, reflecting interest in liabilities of Master Trust	-	-	44,110,114	44,110,114
Interest in net assets of Master Trust, reflecting all investments at fair value	531,445,901	110,543,745	40,345,747	682,335,393

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(2,498,573)	-	-	(2,498,573)
NET ASSETS AVAILABLE FOR BENEFITS	$528,947,328	$110,543,745	$40,345,747	$679,836,820

The accompanying Notes to the Financial Statements are an integral part of these statements.

* In conjunction with the name change of FPL Group, Inc. to NextEra Energy, Inc., the FPL Group Bargaining Unit Employee Retirement Savings Plan was renamed the NextEra Energy, Inc. Bargaining Unit Employee Retirement Savings Plan effective May 25, 2010.

NEXTERA ENERGY, INC. BARGAINING UNIT EMPLOYEE RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

		Nonparticipant-Directed
	Participant- Directed	Allocated	Unallocated	Total
ADDITIONS
Participant contributions	$30,612,168	$-	$-	$30,612,168
Allocation of Leveraged ESOP shares (see Note 3)	-	11,278,809	-	11,278,809
Transfer from/to nonparticipant-directed investments	7,300,609	137,756	-	7,438,365
Increase in Leveraged ESOP unallocated account (see Note 3)	-	-	5,746,073	5,746,073
Net investment income:
Net investment income in participation in Master Trust, at fair value	46,945,496	2,506,382	-	49,451,878
Total additions	84,858,273	13,922,947	5,746,073	104,527,293

DEDUCTIONS
Benefit payments to participants and beneficiaries	40,744,082	7,000,682	-	47,744,764
Transfer from/ to participant directed investments	137,756	7,300,609	-	7,438,365

Decrease in Leveraged ESOP unallocated account (see Note 3)	-	-	15,193,287	15,193,287
Administrative expenses	133,434	14,351	-	147,785
Total deductions	41,015,272	14,315,642	15,193,287	70,524,201

Transfers from the Plan, net	(3,453,770)	(1,068,248)	-	(4,522,018)

NET INCREASE/(DECREASE)	40,389,231	(1,460,943)	(9,447,214)	29,481,074

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2009	528,947,328	110,543,745	40,345,747	679,836,820

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2010	$569,336,559	$109,082,802	$30,898,533	$709,317,894

The accompanying Notes to the Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. BARGAINING UNIT EMPLOYEE RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2010

1.  Description of the Plan

The following description of the NextEra Energy, Inc. Bargaining Unit Employee Retirement Savings Plan (formerly FPL Group Bargaining Unit Employee Retirement Savings Plan) (the Plan) provides only general information.  On May 21, 2010, the name of  FPL Group, Inc. was changed to NextEra Energy, Inc.  In conjunction with the name change, the FPL Group Bargaining Unit Employee Retirement Savings Plan was renamed the NextEra Energy, Inc. Bargaining Unit Employee Retirement Savings Plan effective May 25, 2010.  Participating employees (Participants) should refer to the Summary Plan Description available in their employee handbook (as updated periodically through Summaries of Material Modifications) or the Plan Prospectus for a more complete description of the Plan.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  Participation in the Plan is voluntary.  Bargaining unit employees of NextEra Energy, Inc. (formerly known as FPL Group, Inc.) (the Company) and its subsidiaries, with the exception of employees in the International Brotherhood of Electrical Workers local 2150 (IBEW 2150) at NextEra Energy Point Beach, LLC (NextEra Energy Point Beach), are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with the Company or certain of its subsidiaries or on the first day of any payroll period thereafter.  Employees in the IBEW 2150 at NextEra Energy Point Beach are eligible to participate in the Plan on the first day of employment.  The Plan includes a cash or deferred compensation arrangement (Pretax Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code).  The Pretax Option permits Participants to elect to defer federal income taxes on all or a portion of their contributions (Pretax Contributions) until such contributions are distributed from the Plan.  Under current tax law, the annual limitation on Pretax Contributions for the 2010 and 2011 Plan years is $16,500.  In addition, individuals age 50 or older who contributed the maximum allowable under the Pretax Option in the Plan have the option of contributing up to an additional $5,500 annually in Pretax Contributions in 2010 and 2011.

The Plan also includes leveraged employee stock ownership plan (Leveraged ESOP) provisions.  The Leveraged ESOP is a stock bonus plan within the meaning of U.S. Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in the common stock, par value $.01 per share, of NextEra Energy, Inc. (Company Stock).  Pursuant to the Leveraged ESOP, the Master Trust for Retirement Savings Plans of NextEra Energy, Inc. and Affiliates (Master Trust) purchased Company Stock from the Company using the proceeds of a loan (Acquisition Indebtedness) from NextEra Energy Capital Holdings, Inc. (formerly known as FPL Group Capital Inc), a subsidiary of the Company.  The Company Stock acquired by the Master Trust is initially held in a separate account (Leveraged ESOP Account).  As the Acquisition Indebtedness (including interest) is repaid, Company Stock is released from the Leveraged ESOP Account and allocated to Plan Participants.

The Plan has a Dividend Payout Program which enables Participants to choose how their dividends on certain shares of Company Stock held in the Plan are to be paid.  The options available to Participants include reinvestment of dividends in Company Stock, distribution of dividends in cash, or a partial cash distribution with the balance reinvested in Company Stock.  Dividends on Company Stock held in the Leveraged ESOP do not qualify under this program.

Trustee

Fidelity Management Trust Company (Trustee) administers the Master Trust established to hold the assets and liabilities of the Plan and the NextEra Energy, Inc. Employee Retirement Savings Plan (formerly FPL Group Employee Retirement Savings Plan) (Non-Bargaining Plan) (collectively, the Master Trust Plans).

Administration of the Plan

The Plan is intended to qualify as a participant-directed account plan under Section 404(c) of ERISA.  The Employee Benefit Plans Administrative Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets), and the Employee Benefit Plans Investment Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named investment fiduciary, but is not directly responsible for the management and control of the Plan assets.  The Employee Benefits Advisory Committee acts on behalf of the Company as the Plan sponsor, as defined by ERISA.  Fidelity Investments Institutional Operations Company (Fidelity) provides recordkeeping services with respect to the Plan.

Employee Contributions

The Plan allows for combined pre-tax and after-tax contributions by eligible employees in whole percentages of up to 50% of their eligible earnings, as defined by the Plan.  Pre-tax contributions are subject to limitations under the Code.  Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v).  Effective May 15, 2008, NextEra Energy Maine, LLC (NextEra Energy Maine) bargaining unit employees can elect to contribute up to a combined pretax and after tax maximum of 50% of their eligible earnings.  Prior to May 15, 2008, NextEra Energy Maine bargaining unit employees could elect to contribute up to a combined pretax and after tax maximum of 20% of their eligible earnings.  Effective January 1, 2008, NextEra Energy Point Beach bargaining unit eligible employees represented by IBEW 2150 (Eligible Employee) hired or rehired after January 1, 2008 shall be deemed to have elected to make a pretax contribution of 3% in the Plan unless such Eligible Employee otherwise affirmatively revokes or modifies his or her pretax election within 60 days of his or her date of hire.  An Eligible Employee hired prior to January 1, 2008 but who did not have a pretax contribution election in effect on January 1, 2008 is deemed to have elected to make a pretax contribution of 3% in the Plan unless such Eligible Employee otherwise affirmatively revoked or modified his or her pretax contribution within 60 days of January 1, 2008.   As of December 31, 2010, Participants could elect to invest in any combination of the 25 different investment options offered under the Plan.  Participants may change their investment elections daily, subject to Fidelity’s excessive trading policy and the Plan's limitations on investments in Company Stock.

Employer Contributions

The table below presents the employer contribution formula for the various Participant groups covered by the Plan.

Participant Group	Benefit
NextEra Energy, Inc. and subsidiaries Bargaining Unit Employees, not listed below	100% on the first 3% of employee contribution 50% on the next 3% of employee contribution 25% on the next 1% of employee contribution
NextEra Energy Seabrook, LLC (NextEra Energy Seabrook) Bargaining Unit Employees hired prior to January 1, 2004	100% on the first 3% of employee contribution
NextEra Energy Duane Arnold, LLC Bargaining Unit Employees and NextEra Energy Point Beach Bargaining Unit Employees	100% on the first 3% of employee contribution 50% on the next 2% of employee contribution
NextEra Energy Point Beach Bargaining Unit Employees represented by IBEW 2150	100% on the first 1% of employee contribution 50% on the next 6% of employee contribution

Effective January 1, 2009, bargaining unit employees of NextEra Energy Seabrook hired on or after January 1, 2004 will receive the Company matching contribution as follows:

Participant Group	Benefit
NextEra Energy Seabrook	100% on the first 3% of employee contribution 50% on the next 3% of employee contribution 25% on the next 1% of employee contribution

Company matching contributions are made in the form of Company Stock through allocation of shares held in suspense in the Leveraged ESOP Account.  The Company makes cash contributions for the difference between the dividends on the shares acquired by the Leveraged ESOP Account and the required principal and interest payments on Acquisition Indebtedness.  During 2010, the Plan was allocated a Company cash contribution of $3,185,671 (see Note 3).  Contributions are subject to certain limitations.

Forfeitures

Forfeitures of non-vested Company matching contributions due to termination of employment may be used to restore amounts previously forfeited or to reduce the amount of future Company matching contributions to the Plan or may be applied to administrative expenses.  At December 31, 2010 and 2009, the balance of the forfeiture account was $128,990 and $290,087, respectively.  Forfeitures applied to administrative fees in 2010 totaled approximately $84,485.  In addition, forfeitures totaling $137,756 were used to reduce the amount of Company matching contribution during 2010.

Vesting

Participants are immediately 100% vested in employee contributions.  For bargaining unit employees of NextEra Energy Maine hired prior to May 15, 2008, employer contributions are fully vested upon attaining six months of service.  For bargaining unit employees of NextEra Energy Seabrook hired prior to January 1, 2009 and bargaining unit employees of NextEra Energy Point Beach other than employees represented by IBEW 2150, employer contributions are fully vested immediately.  For bargaining unit employees of NextEra Energy Point Beach represented by IBEW 2150 hired on or after September 28, 2007, employer contributions are fully vested after attaining one year of service.  For bargaining unit employees of NextEra Energy Duane Arnold, LLC existing on the date of acquisition of the Duane Arnold Energy Center (January 27, 2006), employer contributions are fully vested.  For all bargaining unit employees of NextEra Energy Point Beach existing on the date of acquisition of the Point Beach Nuclear Plant (September 28, 2007), employer contributions are fully vested.  Bargaining unit employees of NextEra Energy Seabrook hired on or after January 1, 2009 and all other bargaining unit employees vest at a rate of 20% each year of service and are fully vested upon a Participant attaining five years of service.  Under certain circumstances, a bargaining unit employee may also receive vesting credit for prior years of service with the Company or any of its subsidiaries.

Notes Receivable from Participants

Each Participant may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the account (reduced by prior loans), whichever is less.  The vested portion of a Participant’s account will be pledged as security for the loan.  The annual rate of interest on Participant loans is fixed and takes into account the prime rate at the time of origination of the loan.  The interest rates range from 3.25% to 9.25% for loans outstanding at December 31, 2010.  The maturity dates for loans outstanding at December 31, 2010 ranged from 2011 through 2016.

Benefit Payments and Withdrawals

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions.  The penalties may limit a Participant's contributions to the Plan for varying periods following a withdrawal.  Upon termination from employment, Participants are eligible to receive a distribution of the full value of their vested account balance.  Terminated Participants can elect to receive a full payment, partial payments, or installments over a period of up to ten years.

Transfers to (from) the Plan generally represent net transfers between the Plan and the Non-Bargaining Plan as well as transfers into the Plan resulting from plan mergers.  The majority of transfers arise as a result of Participants transferring between bargaining unit and non-bargaining unit positions while employed by the Company and its affiliated companies.

Administrative Expenses

The Company pays a portion of the administrative expenses of the Plan.  All other expenses are paid directly by the Plan or through forfeitures or through revenue sharing that the Plan receives either directly or indirectly from certain of the Plan's investment options.  Any fees paid directly by the Company are not included in the financial statements.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, Participants will become 100% vested in their accounts.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.  Investment income is recognized when earned.  Dividends are recorded on the ex-dividend date.  Distributions to Participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Notes Receivable from Participants

In September 2010, the Financial Accounting Standards Board amended existing guidance with respect to the reporting of participant loans for defined contribution pension plans.  The guidance requires that loans made to participants be reported as notes receivable, segregated from plan investments, and be measured at their unpaid principal balances plus accrued but unpaid interest.  This guidance is effective for reporting periods ending after December 15, 2010, and is to be applied retrospectively to all periods presented comparatively. Early application is permitted.  The adoption of this guidance by the Plan resulted in a reclassification on the statements of net assets available for benefits as of December 31, 2009, from Participant-directed investments to Notes receivable from participants of $21,386,704 in the Total assets, reflecting interest in assets of Master Trust.  Such adoption had no effect on the Plan’s net assets available for benefits.

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances in the Plan.

Investment Valuation and Income Recognition

Fair value measurement guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy intended to disclose information about the relative reliability of fair value measurements, with the highest priority being quoted prices in active markets for identical assets and liabilities.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and expenses. The underlying investments of the Master Trust are valued at fair value.

The following reflect the valuation methodologies and inputs used to determine the fair value of the investments held by the Master Trust.  Investments in shares of registered investment companies (mutual funds) are valued at quoted market prices in active markets, which represent the net asset value of shares held by the Plan at year end.  Investments in shares of money market mutual funds are stated at the net asset value of shares held by the Plan at year-end.  Company Stock and other common stock are valued at their quoted market price in active markets.  The fair values of participation units held in collective trusts are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices.  The collective trusts hold units of other collective trust funds.  The investment objectives of the underlying collective trust funds vary, with some holding diversified portfolios of domestic or international stocks, diversified portfolios of bonds, inflation-protected bonds, money market securities, commodity securities and/or real-estate securities.  Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

The Managed Income Fund holds synthetic guaranteed investment contracts (see Note 6 – Managed Income Fund) with banks and insurance companies in order to provide Participants with a stable, fixed-rate of return on investments and protection of principal from changes in market interest rates. Wrapper contracts provide the Managed Income Fund with the ability to use contract value accounting to maintain a constant $1.00 unit price. Wrapper contracts also provide for the payment of Participant-directed withdrawals and exchanges at contract value (principal and interest accrued to date) during the term of the wrapper contracts. However, withdrawals prompted by certain events (e.g., layoffs, specified early retirement window periods, spin-offs, sale of a division, facility closings, plan terminations, partial plan terminations, changes in law or regulation, material breach of contract responsibilities, loss of the Plan’s qualified status, etc.) may be paid at fair value which may be less than contract value. The Managed Income Fund is valued at estimated fair value based on the fair value of the underlying investments of the contracts, primarily debt securities, and the fair value of the wrapper contracts.  Asset-backed and mortgage-backed securities are valued at their most recent bid prices (sales prices if their principal market is an exchange) in the principal market in which such securities are traded, as determined by recognized dealers in such securities, or are valued on the basis of information provided by a pricing service.  The fair values of corporate bonds are estimated based on yields currently available on comparable securities of issues with similar credit ratings.  The fair values of government securities are based upon quoted prices or are estimated based on current rates for similar instruments.    Investments in wrapper contracts are valued at fair value using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio of securities. For 2010 and 2009, the fair value of the wrapper contracts was not material. The contracts are unallocated in nature and are fully benefit-responsive.  Therefore, net assets available for benefits reflects the Plan’s interest in the contract value of the Managed Income Fund because the Plan’s allocable share of the difference between fair value and contract value for this investment is presented as a separate adjustment in the statement of net assets available for benefits. Contract value represents cost plus contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. If the funds in the guaranteed investment contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility, which could result in changes in the value of such securities. Due to the level of risk associated with certain types of investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the average cost method of the securities. The carrying amounts of securities held in Participant accounts are adjusted daily; securities held in the Leveraged ESOP Account are adjusted daily.  Unrealized appreciation or depreciation is recorded to recognize changes in fair value.  Benefits are recorded when paid.

3.  Leveraged Employee Stock Ownership Plan (Nonparticipant-Directed Unallocated)

The Plan’s Leveraged ESOP provisions correspond to the Plan’s interest in the Leveraged ESOP Account of the Master Trust.  The Leveraged ESOP Account of the Master Trust holds unallocated Company Stock that was purchased by the Master Trust on behalf of the Plan and the Non-Bargaining Plan and the associated Acquisition Indebtedness.  The Leveraged ESOP Account is allocated to each of the Master Trust Plans for financial reporting purposes proportionately based on each Master Trust Plan's relative end-of-year net assets excluding the net assets of the Leveraged ESOP Account.  The Plan's allocation of Company Stock held in the Leveraged ESOP Account, accrued interest receivable, Acquisition Indebtedness and interest payable have been reflected in the statements of net assets available for benefits, but the entire balance of the Leveraged ESOP Account reflects amounts which are not yet allocated to Participant accounts.  Company Stock will be released from the Leveraged ESOP Account and allocated to accounts of Participants at the fair value of the shares on the date of the allocation in satisfaction of part or all of the Company's matching contribution requirement under the Plan.  The Acquisition Indebtedness will be repaid quarterly from dividends on the shares held by the Leveraged ESOP Account, as well as from cash contributions from the Company.  The number of shares released from the Leveraged ESOP Account and allocated to accounts of participants during the year is based on the ratio of the total of the current year's principal and interest payments to the total principal and interest payments remaining, including the current year.  The net effect of a change in the allocation percentage from year to year is reported as a reallocation of the Leveraged ESOP Account.  The value of the shares allocated to accounts of Participants under the Plan is not affected by these allocations.

Condensed financial information for the Leveraged ESOP Account is presented below, indicating the approximate allocations made to each Master Trust Plan.  The net assets information below has been allocated to the Plan but not to the Plan Participants.  The effect of 2010 Leveraged ESOP activity on net assets has been allocated to the Plan but not to the Plan Participants and is included in the financial statements of the Plan.

	December 31, 2010
	Total Leveraged ESOP Account	Non-Bargaining Plan	Plan

Allocation percentage	100%	72.33%	27.67%

Accrued interest receivable	$78	$56	$22
Company Stock	248,216,013	179,535,387	68,680,626
Total assets	248,216,091	179,535,443	68,680,648

Interest payable	439,626	317,983	121,643
Acquisition Indebtedness	136,107,265	98,446,793	37,660,472
Total liabilities	136,546,891	98,764,776	37,782,115
Net assets at December 31, 2010	$111,669,200	$80,770,667	$30,898,533

	December 31, 2009
	Total Leveraged ESOP Account	Non- Bargaining Plan	Plan

Allocation percentage	100%	72.60%	27.40%

Accrued interest receivable	$98	$71	$27
Company Stock	308,262,221	223,806,387	84,455,834
Total assets	308,262,319	223,806,458	84,455,861

Interest payable	518,360	376,343	142,017
Acquisition Indebtedness	160,482,735	116,514,638	43,968,097
Total liabilities	161,001,095	116,890,981	44,110,114
Net assets at December 31, 2009	$147,261,224	$106,915,477	$40,345,747

	Year Ended December 31, 2010
	Total Leveraged ESOP Account	Non- Bargaining Plan	Plan

Contributions received from employer	$11,513,212	$8,327,541	$3,185,671
Interest income	365	264	101
Dividends	10,602,706	7,668,969	2,933,737
Net depreciation in fair value of Company Stock	(6,095,034)	(4,408,557)	(1,686,477)
Total	16,021,249	11,588,217	4,433,032

Interest expense	(14,147,165)	(10,232,687)	(3,914,478)

Net gain	1,874,084	1,355,530	518,554
Allocation of shares to Master Trust Plans	(37,466,108)	(26,187,299)	(11,278,809)
Reallocation of Leveraged ESOP	-	(1,313,041)	1,313,041
Effect of current year Leveraged ESOP activity on net assets	(35,592,024)	(26,144,810)	(9,447,214)
Net assets at December 31, 2009	147,261,224	106,915,477	40,345,747
Net assets at December 31, 2010	$111,669,200	$80,770,667	$30,898,533

Acquisition Indebtedness

In December 1990, the Master Trust, which holds assets for the Master Trust Plans, borrowed $360 million from FPL Group Capital Inc (now known as NextEra Capital Holdings, Inc.) to purchase approximately 24.8 million shares of Company Stock.  The Acquisition Indebtedness is currently scheduled to mature in 2016, bears interest at a fixed rate of 9.69% per annum and is to be repaid using dividends received on both Company Stock held by the Leveraged ESOP Account and Leveraged ESOP shares allocated to accounts of participants under the Master Trust Plans, together with cash contributions from the Company.  For dividends on shares allocated to participant accounts used to repay the loan, additional shares equal in value to those dividends are allocated to accounts of participants under the Master Trust Plans.  In 2010, dividends received from both shares held by the Leveraged ESOP Account and shares allocated to accounts of participants under the Master Trust Plans totaled $10,602,706 and $16,485,066 respectively.  Cash contributed in 2010 by the Company for the debt service shortfall totaled $11,513,212.

The unallocated shares of Company Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness.  As debt payments are made, a percentage of Company Stock is released from collateral and becomes available to satisfy Company matching contributions, as well as to replace dividends on Leveraged ESOP shares allocated to participant accounts under the Master Trust Plans used to repay the Acquisition Indebtedness.  The Company typically makes optional prepayments of the Acquisition Indebtedness when the number of shares required to provide Company matching contributions and to restore dividends on allocated Leveraged ESOP shares used to repay the Acquisition Indebtedness exceeds the shares released from collateral resulting from scheduled debt payments.  In 2010, the lender and the Company agreed to the release of Leveraged ESOP shares prior to the receipt of certain optional debt prepayments, provided that the aggregate amount due was paid in February 2011.  Such aggregate amount totaled $8,822,868 and was paid in February 2011.  During 2010, 1,061,786 shares of Company Stock were released from collateral for the Acquisition Indebtedness.  The Leveraged ESOP debt, with carrying values of $136,107,265 and $160,482,735 at December 31, 2010 and 2009, respectively, is estimated to have fair values that are not materially different from carrying values, based upon interest rates currently available to the Company on debt with similar terms, maturities, and structures.

Scheduled principal repayment by the Master Trust of Acquisition Indebtedness is as follows:

Year	Repayment Amount
2011	$25,042,570
2012	$18,719,000
2013	$21,314,200
2014	$24,147,500
2015	$27,265,500
2016	$19,618,495

4.  Parties-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others.

The Acquisition Indebtedness is currently held by EMB Investments, Inc. which is a wholly owned subsidiary of NextEra Energy Capital Holdings, Inc. which is a subsidiary of the Company.  As of December 31, 2010 and 2009, 4,774,303 shares and 5,836,087 shares, respectively, of Company Stock held by the Master Trust served as collateral for the outstanding Leveraged ESOP loan (see Note 3).

Dividend income earned by the Plan includes dividends on Company Stock.  Dividends on shares held in the Leveraged ESOP Account and the Company’s Stock LESOP Fund (see Note 6 – NextEra Energy, Inc. Stock LESOP Fund) were used to repay the Acquisition Indebtedness.  Certain dividends on shares held in Participants' accounts are reinvested in Company Stock for the benefit of the Plan’s Participants pursuant to the Company's Dividend Reinvestment and Direct Stock Purchase Plan (formerly known as Dividend Reinvestment and Common Share Purchase Plan) in which the Trustee participates.

At December 31, 2010 and 2009, the number of shares of Company Stock held in Participant accounts totaled 3,961,371 and 4,133,285, respectively, with a fair value of $205,951,680 and $218,320,071  respectively.  During 2010, dividends on shares of Company Stock held in Participants’ accounts totaled $7,700,818.  During 2010, the Plan’s proportionate share of dividends on shares of Company Stock held in the Leveraged ESOP Account totaled $2,933,737.

Certain Plan investments are managed by an affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions.  Participant loans held by the Plan of $22,849,014 and $21,386,704 at December 31, 2010 and December 31, 2009, respectively, are also considered party-in-interest transactions.

5.  Investments/Interest in Master Trust

All of the Plan’s assets and liabilities are commingled with the assets of the Non-Bargaining Plan in the Master Trust.

The Plan’s relative share of ownership of the total net assets of the Master Trust was approximately 27.7% and approximately 27.4% at December 31, 2010 and 2009, respectively.  The Plan’s relative share of ownership varies in each of the underlying investments of the Master Trust, excluding the Leveraged ESOP Account (see Note 3), based on Participants’ investment elections.  Income from the Master Trust is allocated to the individual Master Trust Plans based on each Master Trust Plan’s interest in the underlying investments of the Master Trust.

The following table presents net assets held in the Master Trust as of December 31, 2010 and 2009, including fair value of investments held in the Master Trust, and the contract value adjustment, as applicable, pertaining to the synthetic guaranteed investment contracts held in the Master Trust.

	December 31,
	2010	2009
Assets
Investments at fair value:
Registered investment companies	$729,386,305	$921,091,541
Collective trusts	505,830,815	191,298,576
Common stocks	1,072,525,347	1,157,928,277
U.S. Treasury notes	230,976,405	164,860,041
Government agency notes	27,460,529	28,733,773
Asset-backed securities	18,181,508	49,770,733
Mortgage-backed securities	32,060,458	36,649,427
Corporate bonds	35,342,972	44,373,991
Other	449,241	315,391
Total investments at fair value	2,652,213,580	2,595,021,750
Notes receivable from participants	59,903,962	56,280,880
Accrued interest and other receivables	486,215	1,226,123
Total assets	2,712,603,757	2,652,528,753

Liabilities
Leveraged ESOP note payable	136,107,265	160,482,735
Interest payable – Leveraged ESOP	439,626	518,360
Other payables	1,004,201	1,921,347
Total liabilities	137,551,092	162,922,442
Net assets reflecting all investments at fair value	2,575,052,665	2,489,606,311
Adjustment from fair value to contract value for fully benefit-responsive contracts	(11,536,144)	(8,212,519)
Net assets	$2,563,516,521	$2,481,393,792

Investment income for the Master Trust is as follows:

Year Ended December 31, 2010
Investment income
Net appreciation (depreciation) in fair value of investments:
Registered investment companies	$82,483,236
Collective trusts	45,992,699
Common stocks	(4,347,676)
Total net appreciation	124,128,259
Interest and dividends	64,631,908
Total investment income	$188,760,167

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets that are measured at fair value on a recurring basis as of December 31, 2010:

	Fair Value Measurements At December 31, 2010 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Participant-directed investments:
Equity securities:
Common stocks	$97,144,915	$-	$-	$97,144,915
Company stock	293,038,819	-	-	293,038,819
Equity commingled funds	522,844,698	310,079,095	-	832,923,793
Fixed income commingled funds	122,921,746	119,370,988	-	242,292,734
Blended commingled funds	-	155,944,692	-	155,944,692
U.S. Treasury notes	-	230,976,405	-	230,976,405
Government agency notes	-	27,460,529	-	27,460,529
Asset-backed securities	-	18,181,508	-	18,181,508
Mortgage-backed securities	-	32,060,458	-	32,060,458
Corporate bonds	-	35,342,972	-	35,342,972
Other	-	449,241	-	449,241
Total participant-directed investments	1,035,950,178	929,865,888	-	1,965,816,066

Nonparticipant-directed investments
(Leveraged ESOP):
Equity securities:
Company stock	682,341,613	-	-	682,341,613
Fixed income commingled funds	-	4,055,901	-	4,055,901
Total nonparticipant-directed investments	682,341,613	4,055,901	-	686,397,514

Total investments at fair value	$1,718,291,791	$933,921,789	$-	$2,652,213,580

The commingled funds classified in Level 1 are registered investment companies excluding money market funds, and the commingled funds classified in Level 2 are collective trust funds and money market funds of $83,619,862.

Equity commingled funds classified in Level 1 include a foreign fund of $115,949,461, and the equity commingled funds classified in Level 2 include a foreign fund of $32,600,927.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets that are measured at fair value on a recurring basis as of December 31, 2009:

	Fair Value Measurements At December 31, 2009 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Participant-directed investments:
Equity securities:
Common stocks	$86,336,025	$-	$-	$86,336,025
Company stock	328,454,044	-	-	328,454,044
Equity commingled funds	434,182,426	145,926,384	-	580,108,810
Fixed income commingled funds	96,753,702	171,517,400	-	268,271,102
Blended commingled funds	259,624,888	747,964	-	260,372,852
U.S. Treasury notes	-	164,860,041	-	164,860,041
Government agency notes	-	28,733,773	-	28,733,773
Asset-backed securities	-	49,770,733	-	49,770,733
Mortgage-backed securities	-	36,649,427	-	36,649,427
Corporate bonds	-	44,373,991	-	44,373,991
Other	-	315,391	-	315,391
Total participant-directed investments	1,205,351,085	642,895,104	-	1,848,246,189

Nonparticipant-directed investments (Leveraged ESOP):
Equity securities:
Company stock	743,138,208	-	-	743,138,208
Fixed income commingled funds	-	3,637,353	-	3,637,353
Total nonparticipant-directed investments	743,138,208	3,637,353	-	746,775,561

Total investments at fair value	$1,948,489,293	$646,532,457	$-	$2,595,021,750

The commingled funds classified in Level 1 are registered investment companies, and the commingled funds classified in Level 2 are collective trust funds.

The Plan’s portion of interest in the total participant-directed assets of the Master Trust is as follows:

Assets:	December 31,
Mutual Funds:	2010	2009
Brandywine Funds, Inc.	$20,629,685	$18,787,919
Fidelity Diversified International Fund	35,794,100	35,299,902
Fidelity Low-priced Stock Fund	19,962,760	12,856,149
Fidelity Real Estate Investment Portfolio	18,282,365	10,077,575
Fidelity Retirement Government Money Market Portfolio	22,201,558	23,011,289
Legg Mason Value Trust FI Class	11,415,988	11,095,958
PIMCO Total Return Fund Administrative Class	35,471,463	25,968,561
Royce Premier Fund Investor Class	35,067,239	26,992,703
T. Rowe Price Equity Income Fund	17,490,537	13,273,700
Vanguard Prime Cap Core Fund	1,122,162	216,467
Vanguard Target Retirement 2005 Fund	-	3,723,803
Vanguard Target Retirement 2015 Fund	-	12,874,307
Vanguard Target Retirement 2025 Fund	-	6,633,060
Vanguard Target Retirement 2035 Fund	-	19,250,114
Vanguard Target Retirement 2045 Fund	-	3,839,812
Vanguard Target Retirement Income Fund	-	3,408,566
Total mutual funds	217,437,857	227,309,885

Collective Trusts:
PIMCO Diversified Real Asset Trust	1,289,103	216,570
Blackrock Equity Index Fund V	21,331,850	19,730,395
Blackrock MSCI ACWI ex-US Index Fund V	5,602,044	5,820,514
Blackrock Russell 2000 Value Index Fund V	5,748,823	4,373,483
Blackrock US Debt Index Fund V	7,744,678	5,807,543
Blackrock US Equity Market Fund V	3,323,071	1,990,488
Vanguard Target Retirement 2005 Trust II	3,521,122	-
Vanguard Target Retirement 2015 Trust II	15,044,729	-
Vanguard Target Retirement 2025 Trust II	11,137,311	-
Vanguard Target Retirement 2035 Trust II	22,232,750	-
Vanguard Target Retirement 2045 Trust II	4,702,919	-
Vanguard Target Retirement Income Trust II	3,265,416	-
Total collective trusts	104,943,816	37,938,993

NextEra Energy, Inc. Stock Fund	98,714,310	109,416,219
Managed Income Fund	103,961,735	113,895,889
Large Cap Growth Fund	24,885,443	21,498,211

Total assets, at fair value	$549,943,161	$510,059,197

6.  Pooled Funds of the Master Trust

Within the Master Trust are certain pooled funds in which the Plan and the Non-Bargaining Plan participate. These pooled funds include the Leveraged ESOP described in Note 3, as well as the Managed Income Fund, the NextEra Energy, Inc. Stock Fund, the Large Cap Growth Fund managed by T. Rowe Price , and the NextEra Energy, Inc. Stock LESOP Fund described below.  The Master Trust Plans hold undivided interests in the assets and liabilities of these pooled funds.  The income and expenses of each pooled fund, other than the NextEra Energy, Inc. Stock LESOP Fund, are allocated between the Master Trust Plans in proportion to their participation percentages in each of the funds.

Managed Income Fund (formerly FPL Managed Income Fund)

The value of the Plan’s interest in the Managed Income Fund included in the statements of net assets available for benefits represents approximately 29.95% of the net assets of that fund at December 31, 2010 and approximately 30.4% at December 31, 2009.  The wrapper contracts held in the Managed Income Fund are allocated to the Plan and the Non-Bargaining Plan based on each Master Trust Plan’s proportionate share of participation in the Managed Income Fund.  The Managed Income Fund’s net assets available for benefits consisted of the following:

	December 31,
	2010	2009

U.S. Treasury notes	$230,976,405	$164,860,041
Government agency notes	27,460,529	28,733,773
Asset-backed securities	18,181,508	49,770,733
Mortgage-backed securities	32,060,458	36,649,427
Corporate bonds	35,342,972	44,373,991
Collective trust	2,262,845	11,879,280
Other	449,241	315,391
Other receivables	39,172	92,785
Registered investment companies	556,290	37,914,599
Total assets	347,329,420	374,590,020
Other payables	266,089	227,500

Net assets at fair value	347,063,331	374,362,520

Adjustment from fair value to contract value to fully benefit-responsive investment contracts	(11,536,144)	(8,212,519)
Net assets at contract value	$335,527,187	$366,150,001

The net investment gain in the Managed Income Fund for the year ended December 31, 2010, was comprised of interest income in the amount of $8,557,715.

The Managed Income Fund has entered into wrapper contracts with various insurance companies and financial institutions.  The contracts are fully benefit-responsive and are included in the financial statements at fair value.  There are no reserves against contract values (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) for credit risk of the contract issuer or otherwise.  Withdrawals prompted by certain events (e.g., layoffs, specified early retirement window periods, spin-offs, sale of a division, facility closings, plan terminations, partial plan terminations, changes in law or regulation, material breach of contract responsibilities, loss of the Plan’s qualified status, etc.) may be paid at fair value which may be less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to transact at less than contract value is not probable.  A wrap issuer may terminate a wrapper contract at any time; however, if the fair value is less than the contract value, the wrap issuer can either hold the contract until the fair value and contract value are equal or make up the difference between the two.  At December 31, 2010, the Plan’s portion of the contract value and fair value of investment contracts was $100,339,484 and $103,795,100 respectively.  At December 31, 2009, the Plan’s portion of the contract value and fair value of investment contracts was $99,862,195 and $102,360,768, respectively.  The average yield for the portfolio of investment contracts based on annualized earnings was 2.01% and 2.43% for 2010 and 2009, respectively.  The average yield based on the interest rate credited to participants at December 31, 2010 and 2009 was 2.29% and 2.46%, respectively.  The crediting interest rate resets monthly and is based on an agreed-upon formula with the issuers, but cannot be less than zero.  The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the difference between the contracts' book and market values; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts.

NextEra Energy, Inc. Stock Fund (formerly FPL Group Stock Fund)

The value of the Plan’s interest in the NextEra Energy, Inc. Stock Fund included in the statements of net assets available for benefits represents approximately 33.4% of the net assets of that fund at December 31, 2010 and approximately 33.1% at December 31, 2009.  The NextEra Energy, Inc. Stock Fund’s net assets available for benefits consisted of the following:

	December 31,
	2010	2009
Assets
Investments, at fair value:
Company Stock	$293,038,819	$328,454,044
Registered investment companies	2,714,052	2,503,807
Total investments	295,752,871	330,957,851

Other receivables	58,622	220,948

Total assets	295,811,493	331,178,799

Other liabilities	192,618	337,452
Net assets	$295,618,875	$330,841,347

The net investment income in the NextEra Energy, Inc. Stock Fund for the year ended December 31, 2010, was comprised of interest and dividend income in the amount of $11,730,693 and net realized and unrealized depreciation in the fair value of Company Stock in the amount of ($5,193,208).

Large Cap Growth Fund managed by T. Rowe Price (formerly FPL US Large Cap Growth Fund)

The value of the Plan’s interest in the Large Cap Growth Fund managed by T. Rowe Price (Large Cap Growth Fund) included in the statement of net assets available for benefits represents approximately 25.4% of the net assets of that fund at December 31, 2010 and 24.4% at December 31, 2009.  The Large Cap Growth Fund’s net assets available for benefits consisted of the following:

	December 31,
	2010	2009
Assets
Investments, at fair value:
Common stocks	$97,144,916	$86,336,025
Registered investment companies	798,778	1,781,831
Total investments	97,943,694	88,117,856

Other receivables	203,512	797,445

Total assets	98,147,206	88,915,301

Other liabilities	256,062	975,425
Net assets	$97,891,144	$87,939,876

The net investment income in the Large Cap Growth Fund for the year ended December 31, 2010, was comprised of interest and dividend income in the amount of $684,934 and net realized and unrealized appreciation in the fair value of common stocks and mutual funds in the amount of $13,122,477.

NextEra Energy, Inc. Stock LESOP Fund (Nonparticipant-Directed) (formerly FPL Group Stock LESOP Fund)

The value of the Plan’s interest in the NextEra Energy, Inc. Stock LESOP Fund included in the statements of net assets available for benefits represents approximately 24.9% of the net assets of that fund at December 31, 2010 and approximately 25.2% at December 31, 2009.  The NextEra Energy, Inc. Stock LESOP Fund’s net assets available for benefits consisted of the following:

	December 31,
	2010	2009
Assets
Investments, at fair value:
Company Stock	$434,125,598	$434,875,987
Registered investment companies	4,055,902	3,637,354
Total investments	438,181,500	438,513,341

Receivables:
Income	87,591	114,664
Other receivables	-	182
Total receivables	87,591	114,846

Total assets	438,269,091	438,628,187

Other liabilities	192,191	380,971
Net assets	$438,076,900	$438,247,216

The NextEra Energy, Inc. Stock LESOP Fund's changes in net assets available for benefits consisted of the following at December 31, 2010:

Additions
Allocation of Leveraged ESOP shares	$37,466,108

Earnings on investments:
Interest	8,363
Dividends	16,485,066
Net depreciation in fair value of Company Stock	(6,181,911)
Total gain on investments	10,311,518
Total additions	47,777,626

Deductions:
Benefits paid to participants or beneficiaries	27,295,750
Account maintenance fees	42,993
Total deductions	27,338,743

Net increase	20,438,883

Transfers:
Transfers into the fund	5,651,532
Transfers out of the fund	(26,260,731)
Net transfers	(20,609,199)

Net assets at December 31, 2009	438,247,216

Net assets at December 31, 2010	$438,076,900

7.  Income Taxes

In August 2001, the Company received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated effective December 1, 2000, met the requirements of Section 401(a) of the Code.  The Plan has been amended and restated since receiving the determination letter and a new determination letter request was filed on January 29, 2010 under the IRS’s determination letter program.  The Company and the Plan administrator believe that the Plan is currently designed and operated in material compliance with the applicable requirements of the Code and that the Plan and related Master Trust continue to be tax-exempt.  The Master Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Master Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan meets the requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Master Trust meet the applicable provisions of the Code.  In addition, the Company will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness and for dividends on Company Stock distributed directly to Participants.  Participants are given the option to receive dividend distributions in cash in compliance with 2002 tax law changes; all dividends earned by Participants are deductible by the Company.

Company matching contributions to the Plan on a Participant's behalf, the Participant's Pretax Contributions, and the earnings thereon generally are not taxable to the Participant until such Company matching contributions, Pretax Contributions, and earnings thereon are distributed or withdrawn.  A loan from a Participant's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

8.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits included in the financial statements to Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$709,317,894	$679,836,820
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,455,616	2,498,573
Net assets per Form 5500	$712,773,510	$682,335,393

The following is a reconciliation of net change in net assets available for benefits per the financial statements to the Form 5500:

December 31, 2010
Net increase prior to transfer per the financial statements	$34,003,092
Plus: Current year adjustment to contract value for investments in a fully benefit-responsive contract	3,455,616
Less: Prior year adjustment to contract value for investments in a fully benefit-responsive contract	(2,498,573)
Net income per Form 5500	$34,960,135

In accordance with accounting guidance, the Plan presented the investments for fully benefit-responsive investment contracts at fair value on the statement of net assets available for benefits with a reconciling item adjusting back to contract value, which is not required on Form 5500.

NEXTERA ENERGY, INC. BARGAINING UNIT EMPLOYEE RETIREMENT SAVINGS PLAN
EIN: 59-2449419, Plan #003
Schedule H, Line 4i - Schedule of Assets (Held at end of year)
December 31, 2010

Participant-Directed Investments:

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Units/Shares Description of investment including maturity date, rate of interest, collateral, par or maturity value			(e) Current Value
*	Participant loans	3.25%	-	9.25%	$22,849,014
		Maturing through 2016
*Party-in-interest

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2011	NextEra Energy, Inc. Bargaining Unit Employee Retirement Savings Plan
(Name of Plan)

By:	SHAUN FRANCIS
Shaun Francis Chairman of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23(a)	Consent of Crowe Horwath LLP